Exhibit 99.1

Innoviz Sets Fourth Quarter and Full Year 2024 Conference
Call for Wednesday, February 26 at 9:00 a.m. ET

TEL AVIV, ISRAEL, February 7, 2025 - Innoviz Technologies Ltd. (NASDAQ: INVZ), (the “Company” or “Innoviz”), a leading Tier-1 direct supplier of high performance, automotive-grade LiDAR sensors and perception software, today announced that it will release its earnings results for the fourth quarter and full year ended December 31, 2024 on Wednesday, February 26, 2025 before the market opens.

Innoviz will host a conference call and webinar on the same day at 9:00 a.m. Eastern Time (6:00 a.m. Pacific Time) to discuss its operational and financial results followed by a question-and-answer session for the investment community. Operational and financial results will be issued in a press release prior to the call.

Investors are invited to attend by registering in advance here. All relevant information will be sent upon registration. A replay of the webinar will also be available shortly after the call in the Investors section of Innoviz’s website for 90 days.

On the conference call, Innoviz intends to review several recent key corporate developments. Since its last conference call, the Company has announced it entered into a multi-year, approximately $80 million NRE (Non-Recurring Engineering services) payment plan with key customers; cash payments of more than $40 million are expected in 2025, with incremental revenues from ongoing sales of LiDAR products and new programs. The Company also announced that Mobileye will integrate Innoviz LiDARs into its Mobileye Drive™ platform, which has been adopted by significant vehicle producers globally, and Innoviz’s perception software has been optimized to run with the NVIDIA DRIVE AGX Orin platform.  On the call, the Company will also provide an update of its improved commercial position, which includes a cash position of $68.0 million* as of December 31, 2024. Additionally, the Company recently announced an optimization of its operations, to be implemented during the first half of 2025, to accelerate its path to profitability and free cash flow generation.

* Cash position is defined as cash and cash equivalents, bank deposits, marketable securities and short-term restricted cash.

About Innoviz
Innoviz is a global leader in LiDAR technology, serving as a Tier-1 supplier to the world's leading automotive manufacturers and working towards a future with safe autonomous vehicles on the world's roads. Innoviz's LiDAR and perception software "see" better than a human driver and reduce the possibility of error, meeting the automotive industry's strictest expectations for performance and safety. Operating across the U.S., Europe, and Asia, Innoviz has been selected by internationally recognized premium car brands for use in consumer vehicles as well as by other commercial and industrial leaders for a wide range of use cases. For more information, visit https://innoviz.tech/

Join the discussion: Facebook, LinkedIn, YouTube, Twitter

Media Contact
Media@innoviz-tech.com

Investor Contact
Investors@innoviz-tech.com

Forward Looking Statements
This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Innoviz, the anticipated technological capability of Innoviz’s products, the markets in which Innoviz operates, Innoviz's projected future operational and financial results, including revenue, NRE bookings and NRE projections, and the expected financial benefits of realignment and optimization actions. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result,“ “potential”, and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. “NRE bookings” are booked services that may be ordered from Innoviz usually as part of a series production award or other program and includes, among other things, application engineering, product adaptation services, testing and validation services, standards and qualification work and change requests (usually during the lifetime of a program). The commitment for a certain NRE is usually provided around the initiation of the program and may be paid based on milestones over the development phase of the project which may take a few years.

Many factors could cause actual future events, and, in the case of our forward-looking revenue, actual orders or actual payments, to differ materially from the forward-looking statements in this announcement including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to convert series production awards or other programs into definitive orders and the magnitude of such orders, the possibility that NRE would be set off against liabilities and indemnities, the ability to identify and realize additional opportunities, and potential changes and developments in the highly competitive LiDAR technology and related industries, and our expectations regarding the impact of the evolving conflict in Israel to our ongoing operations. The foregoing list is not exhaustive. You should carefully consider such risk and the other risks and uncertainties described in Innoviz's annual report on Form 20-F filed with the SEC on March 12, 2024 and other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There can be no assurances that the Company will enter into definitive agreements, orders or receive payments with respect to the NRE payment plan referenced in this announcement. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations.